

July 9, 2018

Kurt Rossner
Chief Executive Officer
Leafbuyer Technologies, Inc.
6888 S. Clinton Street, Suite 300
Greenwood Village, Colorado 80108

   **Re: Leafbuyer Technologies, Inc.**
    **Amendment No. 1 to**
    **Registration Statement on Form S-1**
    **Filed June 26, 2018**
    **File No. 333-224891**

Dear Mr. Rossner:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2018 letter.

Amendment No. 1 to Form S-1 filed June 26, 2018

Financial Statements, page 15

1.  Please include updated financial statements and update related disclosures throughout, including your MD&A section. Please also update your disclosure elsewhere in the prospectus as appropriate, including, for example, to include executive compensation disclosure for the fiscal year ended June 30, 2018.

Please contact John Stickel at 202-551-3324 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure